UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

             Information to be included in statements filed pursuant
           to Rules 13d-1(b), (c) and (d) and amendments thereto filed pursuant to 13d-2(b)

                                (AMENDMENT NO. )*

                              BioVeris Corporation
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                    090676107
                                 (CUSIP Number)

                                   May 1, 2006
             (Date of Event which Requires Filing of this Statement)

                 Check the appropriate box to designate the rule
                    pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                    Notes).

                       (Continued on the Following Pages)

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gem Partners, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,309,595

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  1,309,595

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,309,595

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.8%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Gem Investment Advisors, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  1,309,595

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  1,309,595

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,309,595

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  4.8%

12.      TYPE OF REPORTING PERSON*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Lewis Family Partners II, LP

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  144,206

7.       SOLE DISPOSITIVE POWER
                  0

8.       SHARED DISPOSITIVE POWER

                  144,206

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  144,206

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Daniel M. Lewis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[x]
         (b)[ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  5,000

6.       SHARED VOTING POWER

                  1,453,801

7.       SOLE DISPOSITIVE POWER

                  5,000

8.       SHARED DISPOSITIVE POWER

                  1,453,801

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

                  1,458,801

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.4%

12.      TYPE OF REPORTING PERSON*

                  IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).      NAME OF ISSUER:

     BioVeris Corporation (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     16020 Industrial Drive
     Gaithersburg, Maryland 20877


ITEM 2(a).      NAME OF PERSON FILING:

     The names of the persons filing this statement on this Schedule 13G (collectively, the "Reporting Persons") are:

     - Gem Partners, LP (the "Gem Partners").

     - Gem Investment Advisors, LLC ("Advisors").

     - Lewis Family Partners II, LP ("Family Partners").

     - Daniel M. Lewis ("Lewis").


     Advisors is the general partner of Gem Partners. Mr. Lewis is the managing member of Advisors. Mr. Lewis is also the general partner of Family Partners. Therefore, Mr. Lewis may be deemed to beneficially own the shares of Common Stock (as defined below) held by each of Gem Partners and Family Partners. Gem Partners and Family Partners expressly disclaim constituting group for purposes of Section 13(d) of the Act.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The business address of each of Gem Partners, Advisors, Family Partners and Mr. Lewis is 1415 Queen Anne Road, Suite 202, Teaneck, New Jersey 07666.

ITEM 2(c).      CITIZENSHIP:

     Mr. Lewis is a citizen of the United States.

     Gem Partners and Family Partners are each a Delaware limited partnership.

     Advisors is a Delaware limited liability company.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

     Common Stock, $.001 par value per share (the "Common Stock")

ITEM 2(e).      CUSIP NUMBER:

     090676107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

     (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)     [ ] Insurance company defined in Section 3(a)(19) of the
                 Exchange Act.

     (d)     [ ] Investment company registered under Section 8 of the
                 Investment Company Act.

     (e)     [ ] An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

     (f)     [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h)     [ ] A savings association as defined in Section 3(b) of the
                 Federal Deposit Insurance Act.

     (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          (i) Gem Partners beneficially owns 1,309,595 shares of Common Stock.

          (ii) Advisors, as the general partner of Gem Partners, beneficially owns the shares of Common Stock held by Gem Partners.

          (iii)  Family  Partners  beneficially  owns  144,206  shares of Common
          Stock.

          (iv) Mr. Lewis, as the controlling person of Advisors and the general partner of Family Partners, is deemed to beneficially own the shares of Common Stock held by them, and an additional 5,000 shares of Common Stock that he owns personally, for a total of 1,458,801 shares of Common Stock.

          (v) Collectively, the Reporting Persons beneficially own 1,458,801 shares of Common Stock.

     (b)  Percent of Class:

          (i) Gem Partners' beneficial ownership of 1,309,595 shares of Common Stock represents 4.8% of all of the outstanding shares of Common Stock.

          (ii) Family Partners' beneficial ownership of 144,206 shares of Common Stock represents 0.5% of all of the outstanding shares of Common Stock.

          (iii) Advisors' beneficial ownership of 1,309,595 shares of Common Stock represents 4.8% of all of the outstanding shares of Common Stock.

          (iv) Mr. Lewis's beneficial ownership of 1,458,801 shares of Common Stock represents 5.4% of all of the outstanding shares of Common Stock.

          (v) Collectively, the Reporting Persons' beneficial ownership of 1,458,801 shares of Common Stock represents 5.4% of all of the outstanding shares of Common Stock.

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote

                Mr. Lewis has sole power to vote or direct the vote of the 5,000 shares of Common Stock that he owns personally.

          (ii)  Shared  power to vote or to direct  the vote of shares of Common
                Stock:

                Gem Partners, Advisors and Mr. Lewis have shared power to vote or direct the vote of the 1,309,595 shares of Common Stock held by Gem Partners.

                Family Partners and Mr. Lewis have shared power to vote or direct the vote of the 144,206 shares of Common Stock held by Family Partners.

          (iii) Sole power to dispose or to direct the disposition of shares of Common Stock:

                Mr. Lewis has the sole power to dispose or direct the disposition of the 5,000 shares of Common Stock that he owns personally.

          (iv) Shared power to dispose or to direct the disposition of shares of Common Stock:

                Gem Partners, Advisors and Mr. Lewis have shared power to dispose or direct the disposition of the 1,309,595 shares of Common Stock beneficially held by Gem Partners.

                Family Partners and Mr. Lewis have shared power to dispose or direct the disposition of the 144,206 shares of Common Stock beneficially held by Family Partners.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

     Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.


ITEM 10.        CERTIFICATION.

     By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


Dated:  May 11, 2006

                  GEM PARTNERS, LP
                  By: Gem Investment Advisors, LLC, as General Partner


                      By: /s/ Daniel M. Lewis
                          ------------------------------------
                              Daniel M. Lewis, Managing Member



                  GEM INVESTMENT ADVISORS, LLC



                  By: /s/ Daniel M. Lewis
                      ------------------------------------
                          Daniel M. Lewis, Managing Member




                  LEWIS FAMILY PARTNERS II, LP


                  By: /s/ Daniel M. Lewis
                      ------------------------------------
                          Daniel M. Lewis, General Partner




                  /s/ Daniel M. Lewis
                  -------------------
                      Daniel M. Lewis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of BioVeris Corporation dated as of May 11, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Dated:  May 11, 2006

                  GEM PARTNERS, LP
                  By: Gem Investment Advisors, LLC, as General Partner


                      By: /s/ Daniel M. Lewis
                          ------------------------------------
                              Daniel M. Lewis, Managing Member



                  GEM INVESTMENT ADVISORS, LLC



                  By: /s/ Daniel M. Lewis
                      ------------------------------------
                          Daniel M. Lewis, Managing Member




                  LEWIS FAMILY PARTNERS II, LP


                  By: /s/ Daniel M. Lewis
                      ------------------------------------
                          Daniel M. Lewis, General Partner




                  /s/ Daniel M. Lewis
                  -------------------
                      Daniel M. Lewis

                                    EXHIBIT B

GEM Partners, LP

Gem Investment Advisors, LLC

Daniel M. Lewis


Lewis Family Partners II, LP disclaims membership in a group with Gem Partners, LP and Gem Investment Advisors, LLC.